Exhibit 99.1

To the Shareholders of RELIEF THERAPEUTICS Holding SA:

Invitation to the Extraordinary Shareholders' Meeting
of RELIEF THERAPEUTICS Holding SA

Friday, 26 April 2024, 03:00 p.m. CEST

at Campus Biotech, chemin des Mines 9, 1202 Geneva, Switzerland

The Extraordinary General Meeting of Shareholders of RELIEF THERAPEUTICS Holding SA (the "Company") will be held in accordance with articles 9 and subsequent articles of the Articles of Association on Friday, 26 April 2024, 03:00 p.m. CEST at Campus Biotech, chemin des Mines 9, 1202 Geneva, Switzerland.

The purpose of the meeting is to vote on the election of three nominees to the Board of Directors (the "Board"). Additionally, the meeting aims to pass certain motions that were previously rejected at the Annual General Meeting held on 20 June 2023. Following constructive dialogue with the Company's largest shareholder, the Board is optimistic about securing increased support for the endorsement of these motions. Furthermore, the Board proposes reducing the nominal value of the Company's share capital to regain financing flexibility. It also seeks to increase the Company's capital band and conditional capital to enhance the Company's capacity for future financial operations and business opportunities.

Agenda Items and Proposals of the Board of Directors

1.	Election of new members of the Board of Directors

Shareholders will vote on the election of Mr. Peter de Svastich, Mr. Gregory Van Beek, and Mr. Thomas Elzinga as new members of the Board, for a term of office extending until completion of the next Annual General Meeting expected in June 2024. The three nominees are being proposed by Global Emerging Markets (GEM), the Company's largest shareholder with approximately 23% of the Company's outstanding share capital. The elections will be held individually.

Ms. Patrice Jean and Mr. Thomas Plitz, current Board members, announced their intent to conclude their service upon the election of the Board nominees. Mr. Selvaraju, Chairman of the Board, and Ms. Lock, member of the Board and interim CEO of the Company, will continue their service.

1.1	Election of Mr. Peter de Svastich

Mr. de Svastich is a Managing Director at GEM. He has served on the Company's Board from May 2016 to December 2020. Mr. de Svastich has deep expertise in the areas of commercial banking, investment banking and alternative investments. For four decades he built banking and financial businesses in the U.S., Brazil, Chile, Spain, and France. He also founded WestHem International Group, a privately held investment management and financial services company. He has formed joint ventures in banking and alternative investments with N.M. Rothschild & Sons (Spain), Banco Internacional y de Comercio Exterior (Chile), Banque Française de Commerce Extérieur (France), and Banque Nationale de Paris (Brazil).

Mr. de Svastich obtained a Bachelor of Arts Degree in Art and Archeology from Princeton University, an LLB/JD from The Yale Law School, and was the recipient of a Latin American Teaching Fellowship - Fellow in International Law - from The Fletcher School of Law and Diplomacy at Tufts University.

1.2	Election of Mr. Gregory Van Beek

Mr. Van Beek is a Managing Director at GEM, focusing on special situation investments in both public capital markets and private opportunities. He has 25 years of experience in private equity, portfolio management, investment research and strategy. Previously, Mr. Van Beek was Senior Vice President at Franklin Templeton Investments. Prior to that, he was Director, Strategy at Temasek International Ltd., the Singaporean sovereign investor. He was also Director and Investment Officer for the firm with transactional responsibilities in various sectors and markets, both emerging and developed.

Mr. Van Beek holds degrees in Russian and Business from Southern Methodist University, and an MBA from the American Graduate School of International Management.

1.3	Election of Mr. Thomas Elzinga

Mr. Elzinga is an Investment Associate at GEM. He is responsible for evaluating both public and private investment opportunities, as well as managing portfolio businesses. Prior to GEM, Mr. Elzinga was a Senior Associate for the Boston Consulting Group (BCG). He began his career as a consultant for Ernst & Young.

Mr. Elzinga holds a Bachelor of Science in Business Administration from the Olin Business School at Washington University in Saint Louis.

2.	Capital Reduction by Reduction of Nominal Value

The Board proposes:

i.	to reduce the ordinary share capital of the Company from CHF 56'163'348.00 to CHF 1'404'083.70 by reducing the nominal value of each share from CHF 4.00 to CHF 0.10;

ii.	to allocate the reduction proceeds of CHF 54'759'264.30 to the accumulated losses; and, therefore,

iii.	to amend the relevant articles of association consequently as follows:

Old version	New version
Article 3 Share Capital The share capital of the Company amounts to CHF 56'163'348.-, divided into 14'040'837 registered shares with a par value of CHF 4.00 each. The shares are fully paid up.	Article 3 Share Capital The share capital of the Company amounts to CHF 1'404'083.70, divided into 14'040'837 registered shares with a par value of CHF 0.10 each. The shares are fully paid up.

Article 3ater Capital Band

1 The Board of Directors shall be authorized, at any time until 30 May 2024, to increase the share capital at any time and as often as desired within the lower limit of CHF 56'163'348.00 and the upper limit of CHF 66'163'348.00 by issuance of up to 2'500'000 fully paid in registered shares with a nominal value of CHF 4.00 each (capital band).

[…]

Article 3ater Capital Band [voided]

Article 3bbis Conditional share capital

1 The share capital of the Company may be increased by the issuance of up to 264'424 registered shares to be fully paid up, each with a par value of CHF 4.00 to the nominal value of CHF 1'057'696.00 through the exercise of options granted to employees, members of the Board of Directors and consultants of the Company or its subsidiaries. [rest of article 3bbis para. 1 remains unchanged]

Article 3bbis Conditional share capital

1 The share capital of the Company may be increased by the issuance of up to 264'424 registered shares to be fully paid up, each with a par value of CHF 0.10 to the nominal value of CHF 26'442.40 through the exercise of options granted to employees, members of the Board of Directors and consultants of the Company or its subsidiaries. [rest of article 3bbis para. 1 remains unchanged]

2 The Company's share capital may be increased by the issuance of up to 3'907'500 registered shares to be fully paid up, each with a par value of CHF 4.00 to a nominal value of CHF 15'630'000.00 by the exercising of conversion or option rights granted to entitled parties in connection with bonds and similar financial instruments or loans of the Company or its subsidiaries that allow for conversion into shares of the Company, or option rights granted to existing and/or new shareholders in connection with capital increases. [rest of article 3bbis para. 2 remains unchanged]	2 The Company's share capital may be increased by the issuance of up to 3'907'500 registered shares to be fully paid up, each with a par value of CHF 0.10 to a nominal value of CHF 390'750.00 by the exercising of conversion or option rights granted to entitled parties in connection with bonds and similar financial instruments or loans of the Company or its subsidiaries that allow for conversion into shares of the Company, or option rights granted to existing and/or new shareholders in connection with capital increases. [rest of article 3bbis para. 2 remains unchanged]

An audit certificate pursuant to article 653p para. 1 of the Swiss Code of Obligations ("CO") will be issued for the meeting by the Company's statutory auditor MAZARS SA.

Explanation: This technical adjustment comes as the share currently quotes at a price below its par value. This situation presents practical implications, most notably limiting the Company's ability to raise financing effectively. The number of outstanding shares, as well as shareholders' financial and patrimonial rights, will not be affected by the reduction in par value. There will be no repayment of the reduction amount to the shareholders. The Swiss security number (125112599) and the ISIN (CH1251125998) of the Company's shares (SIX:RLF) will remain unchanged.

In accordance with article 653v para. 1 CO, the modification of the share capital shall render the capital band provisions under article 3ater of the Articles of Association void. The Board proposes under the following agenda item to reinstate a capital band should the reduction of nominal value be approved.

3.	Reinstatement and Extension of the Capital Band

Subject to and contingent upon the approval of the second agenda item regarding the reduction of the nominal value of the share capital, the Board proposes to reinstate and increase the Company's capital band, and extend its duration until 25 April 2029, reinstating and amending article 3ater para. 1, 2 and 3 of the Articles of Association, as well as to introduce article 3ater para. 4 as follows:

Old version After adjusting for the reduction in nominal value	New version
Article 3ater Capital Band 1 [voided]

Article 3ater Capital Band

1 The Board of Directors shall be authorized, at any time until 25 April 2029, to increase the share capital at any time and as often as desired within the lower limit of CHF 1'404'083.70 and the upper limit of CHF 2'104'083.70 by issuance of up to 7'000'000 fully paid in registered shares with a nominal value of CHF 0.10 each (capital band). A capital reduction shall be excluded. An increase in partial amounts is permitted. Furthermore, within the limits of Article 659 and ss. of the Swiss Code of Obligations, an increase by original subscription of shares by the Company for the purpose of subsequent offers to shareholders or third parties or distribution among them is permitted. The Board of Directors will determine the appropriate issue price, the date of dividend entitlement and the way of contribution. The Board of Directors may issue new shares by means of underwriting or in any other manner by one or more banks and subsequent offer to shareholders or third parties. The Board of Directors is authorized to permit, to restrict or to deny the trade of subscription rights. The Board of Directors may forfeit unexercised subscription rights, or it can distribute these or the shares for which subscription rights have been granted but not exercised at market conditions or otherwise use them in the interest of the Company.

2 [voided]	2 The Board of Directors is entitled to restrict or exclude the subscription rights of shareholders and to allocate them to third parties, or to the Company, in the event of the use of shares: (1) for the acquisition of companies, parts of companies or participations, for the acquisition of products, intellectual property or licenses, or for investment projects or for the financing or refinancing of such transactions through a placement of shares; or (2) for the purpose of broadening the shareholder constituency or in connection with a listing of shares on domestic or foreign stock exchanges; or (3) for the participation of employees, members of the Board of Directors and consultants of the Company or its subsidiaries in accordance with one or more regulations adopted by the Board of Directors; or (4) in connection with an offering of securities in order to cover the green shoe option (surplus allocation option) granted to one or more banks; or (5) for investment projects and/or financial instruments which are used in national or international capital markets, or (6) for raising capital in a fast and flexible manner, which would hardly be achievable without the exclusion of the statutory subscription rights of the existing shareholders.
3 [voided]	3 If the Company assumes commitments to serve convertible bonds, loans or similar financial instruments in the context of acquisitions of businesses, business divisions or participations, or of investment projects, the Board of Directors is entitled to issue new shares under exclusion of the subscription rights of shareholders in order to fulfil the corresponding delivery obligations.
4 If the share capital increases as a result of an increase from conditional capital pursuant to article 3bbis para. 1 or 2 of these Articles of Association, the upper and lower limits of the capital band shall increase in an amount corresponding to such increase in the share capital.

Explanation: The Board proposes to maintain a capital band authorizing capital increases of around but not more than 50% of the ordinary share capital. The reinstatement and extension of the capital band allows the Board to maintain full flexibility in connection with possible future financing and business opportunities.

4.	Increase of the Conditional Share Capital

Subject to and contingent upon the approval of the second agenda item regarding the reduction of the nominal value of the share capital, the Board proposes to increase the existing conditional share capital as per article 3bbis of the Articles of Association as follows:

Old version After adjusting for the reduction in nominal value	New version

Article 3bbis Conditional share capital

1 The share capital of the Company may be increased by the issuance of up to 264'424 registered shares to be fully paid up, each with a par value of CHF 0.10 to the nominal value of CHF 26'442.40 through the exercise of options granted to employees, members of the Board of Directors and consultants of the Company or its subsidiaries. [rest of article 3bbis para. 1 remains unchanged]

Article 3bbis Conditional share capital

1 The share capital of the Company may be increased by the issuance of up to 1'000'000 registered shares to be fully paid up, each with a par value of CHF 0.10 to the nominal value of CHF 100'000.00 through the exercise of options granted to employees, members of the Board of Directors and consultants of the Company or its subsidiaries. [rest of article 3bbis para. 1 remains unchanged]

2 The Company's share capital may be increased by the issuance of up to 3'907'500 registered shares to be fully paid up, each with a par value of CHF 0.10 to a nominal value of CHF 390'750.00 by the exercising of conversion or option rights granted to entitled parties in connection with bonds and similar financial instruments or loans of the Company or its subsidiaries that allow for conversion into shares of the Company, or option rights granted to existing and/or new shareholders in connection with capital increases. [rest of article 3bbis para. 2 remains unchanged]	2 The Company's share capital may be increased by the issuance of up to 6'000'000 registered shares to be fully paid up, each with a par value of CHF 0.10 to a nominal value of CHF 600'000.00 by the exercising of conversion or option rights granted to entitled parties in connection with bonds and similar financial instruments or loans of the Company or its subsidiaries that allow for conversion into shares of the Company, or option rights granted to existing and/or new shareholders in connection with capital increases. [rest of article 3bbis para. 2 remains unchanged]

Explanation: The Board proposes to maintain a total conditional share capital of around but not more than 50% of the ordinary share capital.

The proposed increase of conditional share capital to 1'000'000 shares will enable the Company to continue to attract and retain key employees, directors, and other personnel, and to align their interests with those of the Company's shareholders.

The increase in conditional share capital as per article 3bbis para. 2 to 6'000'000 shares is intended for the future financing of the Company through financial instruments carrying derivative features as may be required in connection with future projects and strategic business opportunities.

As of the date of this invitation, the Company had 101'324 options issued under its conditional share capital as per article 3bbis para. 1 and 1'500'000 options issued under its conditional share capital as per article 3bbis para. 2. Additionally, the Company is committed to issuing 320'000 options under article 3bbis para. 1 in relation to certain employment contracts and 3'350'000 options under article 3bbis para. 2 in relation to the share subscription facility arrangement with GEM (c.f. ad hoc announcement dated 28 February 2024 available on www. relieftherapeutics.com/news-and-events). This issuance is contingent upon the availability of conditional share capital and the approval of the reduction in the nominal value of the Company's share capital. All the aforementioned options grant, or will grant, the right for holders to acquire an equivalent number of ordinary shares at a predetermined price, subject to the applicable vesting period, if any.

5.	Votes on the compensation of the members of the Board of Directors and of the Executive Committee

The Board proposes a separate vote on the compensation of the Board and of the Executive Committee.

5.1	Binding vote on the total compensation of the members of the Board of Directors for the period from the Annual General Meeting 2023 until the Annual General Meeting 2024

The Board recommends that the General Meeting approves a maximum amount of CHF 500'000 (both fixed and variable compensation, including stock options and other benefits, but excluding employer social security contributions) for the members of the Board for the period from the Annual General Meeting 2023 until the Annual General Meeting 2024.

Explanation: Pursuant to article 698 para. 3 no. 4 CO, the General Meeting is responsible for approving the maximum compensation of the Board. A description of the Company's compensation principles and actual and approved compensation amounts for the members of the Board can be found in the 2022 compensation report, which can be accessed and downloaded from the Company's website at www.relieftherapeutics.com.

5.2	Binding vote on the total remuneration of the members of the Executive Committee for the financial year 2024

The Board recommends that the General Meeting approves a maximum amount of CHF 4'000'000 (both fixed and variable compensation, including stock options and other benefits, but excluding employer social security contributions) for the members of the Executive Committee for the financial year 2024.

Explanation: Pursuant to article 698 para. 3 no. 4 CO, the Annual General Meeting is responsible for approving the maximum remuneration of the Executive Committee. A description of the Company's compensation principles and actual and approved amounts of compensation for the members of the Executive Committee can be found in the 2022 compensation report.

6.	Discharge of the Board of Directors and the Executive Committee

The Board proposes that the General Meeting grants discharge to each and all members of the Board and of the Executive Committee, including former members, for the financial years 2022 and 2023.

6.1	Discharge for the financial year 2022

6.2	Discharge for the financial year 2023

Explanation: Pursuant to article 698 para. 2 no. 7 CO, the General Meeting is responsible for the discharge resolution. The discharge for the financial year 2023 will be limited to facts disclosed by the Company or known by the Company's shareholders as of the time of the meeting.

7.	Amendments to the Articles of Association related to the New Corporate Law

Following its adoption by the Swiss Parliament, the revised corporate law entered into force on 1 January 2023. The Board proposes the following amendments to article 23 para. 1 and article 25 para. 3 of the Articles of Association for alignment with the new corporate law.

Old version	New version

Article 23 Additional Amount

1 In case of insufficient compensation, the Company or the companies controlled by it shall be empowered to pay an additional amount for the duration of the remuneration periods already approved to any member who joins the Executive Committee or is promoted within the Executive Committee after remuneration has been approved by the general meeting. [rest of article 23 remains unchanged]

Article 23 Additional Amount

1 In case of insufficient compensation, the Company or the companies controlled by it shall be empowered to pay an additional amount for the duration of the remuneration periods already approved to any member who joins the Executive Committee after remuneration has been approved by the general meeting. [rest of article 23 remains unchanged]

Explanation: The restriction of the payment of the additional amount to new members of the Executive Committee to the exclusion of members promoted within the Executive Committee after the remuneration has been approved reflects the requirements of the new corporate law.

Old version	New version
Article 25 Contracts 1 – 2 [unchanged]	Article 25 Contracts 1 – 2 [unchanged]
3 The Company or companies controlled by it may enter into non-compete agreements with each member of the Executive Committee for the time after termination of the employment agreement for a duration of up to one year. The compensation for such agreements shall not exceed the total annual compensation of such member of the Executive Committee during his last year of employment.	3 The Company or companies controlled by it may enter into non-compete agreements with each member of the Executive Committee for the time after termination of the employment agreement for a duration of up to one year. The compensation for such agreements shall not exceed the average annual compensation of such member of the Executive Committee during the last three financial years.

Explanation: The amendments reflect the text of the new corporate law.

Organizational Notes

This General Meeting will be held by way of a physical meeting of the shareholders at Campus Biotech, chemin des Mines 9, 1202 Geneva, Switzerland.

Entitlement to vote. Those shareholders who are registered in the share register on 10 April 2024, 05:00 p.m. CEST, are entitled to vote. No registration in the share register will be made from that date through the General Meeting date. Shareholders who sell all or part of their shares prior to the General Meeting will no longer be entitled to vote to that extent.

Admission Tickets. Shareholders shall confirm their attendance by returning the enclosed registration form by mail, or by ordering their admission ticket through Investor Portal, no later than 20 April 2024. Admission tickets will be sent by 23 April 2024 to shareholders who registered for the General Meeting.

Proxy Appointment. A shareholder may only be represented at the General Meeting of shareholders by his legal representative, who does not have to be a shareholder, or by means of a written or electronic proxy, or another shareholder with voting rights, or the independent proxy (by way of a written or electronic proxy). All shares held by one shareholder must be represented by only one representative. The Company shall only accept one representative per share.

Independent Proxy. The shareholders may give voting instructions to the independent proxy, Mr. Thomas Hua, esq., partner at gbf Avocats SA, route de Pré-Bois 20, 1215 Genève Aéroport, Switzerland, and exercise certain other shareholder rights through him. This may be done in writing, by mail or electronically. For the electronic instructions to the independent representative, the necessary information and login details can be found in the enclosure. Instructions transmitted electronically should be executed no later than 24 April 2024, 11.59 p.m. CEST.

Web portal "Investor Portal". The Company offers its shareholders the use of the "Investor Portal" shareholder platform to order their admission ticket, appoint a proxy and give voting instructions. Shareholders registered in the Company's share register receive the login codes with the invitation to the General Meeting. If you have questions, please contact Computershare Switzerland Ltd, operator of the online portal, by email at business.support@computershare.ch or by phone at +41 62 205 77 50 (8:00 a.m. to 05:00 p.m. CEST).

Proposals from Shareholders on Agenda Items. Proposals from shareholders on agenda items are only permissible if they are put to the General Meeting by the shareholders themselves or by an individual proxy acting on their behalf. The independent proxy cannot act as individual proxy in this sense.

Annexes:

Registration form / Proxy with return envelope

Instruction form